EXHIBIT 12

AEP TEXAS NORTH COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	2000	2001	2002	2003	2004	3/31/2005
FIXED CHARGES
Interest on Long-term Debt	$18,017	$16,842	$17,174	$21,627	$21,274	$20,673
Interest on Short-term Debt	6,503	7,563	4,051	790	929	296
Estimated Interest Element in Lease Rentals	403	511	660	719	513	513

Total Fixed Charges	$24,923	$24,916	$21,885	$23,136	$22,716	$21,482

EARNINGS
Net Income Before Extraordinary Item and Cumulative Effect of Accounting Change	$27,450	$12,310	$(13,677)	$55,663	$47,659	$41,957
Plus Federal Income Taxes	5,315	16,760	2,806	31,425	17,351	15,594
Plus State Income Taxes	-	1,973	(1,363)	3,851	2,215	2,102
Plus Provision for Deferred Income Taxes	9,401	(11,891)	(12,275)	(3,493)	4,237	3,015
Plus Deferred Investment Tax Credits	(1,271)	(1,271)	(1,271)	(1,520)	(1,292)	(1,271)
Plus Fixed Charges (as above)	24,923	24,916	21,885	23,136	22,716	21,482

Total Earnings	$65,818	$42,797	$(3,895)	$109,062	$92,886	$82,879

Ratio of Earnings to Fixed Charges	2.64	1.71	(0.17)	4.71	4.08	3.85

Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.

For the year ended December 31, 2002, the Earnings to cover Fixed Charges was deficient by $25,780,000.